

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 3, 2009

Nils H. Okeson
Senior Vice President, General Counsel and Secretary
Wendy's/Arby's Restaurants, LLC
1155 Perimeter Center West
Atlanta, GA 30338

> **Re:** **Wendy's/Arby's Restaurants, LLC**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 27, 2009**
> **File No. 333-161613**

Dear Mr. Okeson:

We have reviewed your response to our letter dated October 21, 2009 and have the following additional comments.

Exhibits

General

1. To the extent there are still qualifications on the ability of investors to rely upon these legal opinions, please delete such qualifications. We note, for example, the second sentence of the last full paragraph of Exhibit 5.2, the first full sentence and the last five words of the final paragraph of Exhibit 5.3, the first full sentence of the second to last paragraph of Exhibit 5.4, the first full sentence of the last full paragraph of Exhibits 5.6 and 5.7, the last full paragraph of Exhibits 5.8 and 5.9 and the last sentence of Exhibits 5.10 and 5.13. Please revise the opinions to eliminate the referenced language as in all cases the language seeks to limit reliance

2. Please provide updated consents of the independent registered public accountants, as applicable, in any future amendments to your Form S-4 registration statement.

Exhibit 5.12

3. Please delete the language "subject to customary qualifications and exclusions" in the first sentence of Section D of the opinion. All qualifications and exclusions should be contained within the body of the opinion.

Exhibit 8.1

4. Please revise the first sentence of the fourth paragraph of the opinion to change the language so that the opinion is based on the Internal Revenue Code of 1986, as amended, administrative rulings, judicial decisions, Treasury regulations and other applicable authorities as in effect on the date of effectiveness of the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Rizzo at 202-551-3574 or me at 202-551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: John C. Kennedy
       Paul, Weiss, Rifkind, Wharton & Garrison LLP
       Fax: (212) 492-0025